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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VERIDIGM INC.,

(Name of Issuer)

Series A Preferred Shares

(Title of Class of Securities)

92342L 206

(CUSIP Number)

ICON RESEARCH CORP

7920 Royal Lace Terrace

Lake Worth FL 33467

Attn: Bruce Grossman

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February-14-08

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (3-06)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92342L 206

(1)

Names of Reporting Persons.

ICON RESEARCH CORP

I.R.S. Identification Nos. of above persons (entities only).

20-1856081

(2)

Check the Appropriate Box if a Member of a Group

(a) [  ]

(b) [  ]

(3)

SEC Use Only

(4)

Source of Funds

PF, OO

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)  [   ]

(6)

Citizenship or Place of Organization

DELAWARE USA

Number of

(7)

Sole Voting Power

Shares Beneficially

40,000,000

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

(9)

Sole Dispositive Power

4,000,000

(10)

Shared Dispositive Power

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

400,000 PREFERRED SHARES (SERIES A)

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares                    [   ]

(13)

Percent of Class Represented by Amount in Row (11)

18%

(14)

Type of Reporting Person

CO

CUSIP No. 92342L 206

Item 1. Security and Issuer

CLASS - - - CONVERTIBLE VOTING PREFERRED STOCK (A)

VERIDIGM INC.,

17383 Sunset Blvd., Suite B-280, Pacific Palisades, California 90272

Item 2. Identity and Background

a)

ICON RESEARCH CORP

b)

7920 Royal Lace Terrace Lake Worth FL 33467

c)

INVESTMENT

d)

e)

f)

USA CORP ENTITY

Item 3. Source and Amount of Funds or Other Consideration

SERVICES RENDERED

Item 4. Purpose of Transaction

Filer intends to rebuild Issuer back to full compliance and financial health.

Item 5. Interest in Securities of the Issuer

400,000 A PRF VRGD

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to Be Filed as Exhibits

Certificate of Designation of Preferred Stock of Veridigm Inc., (Series A)

CUSIP No. 92342L 206

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  Monday, April-28-08

Signature:

/s/        Bruce Grossman